SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 16, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY ROTARY RAILCAR UNLOADERS TO RIZHAO PORT IN CHINA

SIGNATURES

Date     December 16, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY ROTARY RAILCAR UNLOADERS TO RIZHAO PORT IN CHINA

(Helsinki, Finland, December 16, 2004) – Metso Corporation (NYSE: MX; OMX: MEO)
Metso Minerals will supply two lines of twin railcar unloading stations to the Port of Rizhao in Northeast China. Installation of the first line will be in December, 2005, and the second line in February, 2006. The value of the order is over EUR 12 million.

Metso Minerals’ order comprises the design, equipment supply, installation and start-up assistance of the plant. Each station consists of train moving equipment and a rotary railcar dumper that rotates two railcars at once to efficiently empty the material. Each station will be capable of unloading trains at the rate of 60 cars and over 3,600 tons of coal per hour. The installation will support the movement of coal from the north of China to new power stations in the south.

For this project, the purchaser is the China National Heavy Machinery Corporation acting on behalf of Rizhao Luqiao Port Industry Co. Ltd. Metso supplied two corresponding systems to Rizhao Port in 1984.

Metso Minerals has supplied over 250 corresponding railcar dumpers all over the world, making it the world’s leading supplier of these systems.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Dave Hicken, Business Development Manager, Bulk Material Handling, Metso Minerals UK,
tel. +44 117 978 6203, fax: +44 117 923 1603, email: dave.hicken@metso.com
Steve Wang, MPR Sales Manager, Metso Minerals China Region,
tel. +86 10 6566 6600, fax: +86 10 6566 2583, email: steve.wang@metso.com
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.